

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 2, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Isos Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $.0001 par value, and one-third of one redeemable warrant
- Class A ordinary shares included as part of the units
- Redeemable warrants included as part of the units

Sincerely,